Exhibit 12.1

TAKE-TWO INTERACTIVE SOFTWARE, INC.

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratios of earnings to fixed charges for Take-Two Interactive Software, Inc. (the “Company”) for the three months ended January 31, 2009, and for each year in the five year period ended October 31, 2008.

	For the three months ended January 31,	For the year ended October 31,
(Dollars in thousands)	2009	2008	2007	2006	2005	2004

Income (loss) before income taxes	$(48,316)	$112,143	$(128,215)	$(134,482)	$41,720	$91,744
Fixed charges	3,126	8,568	6,794	6,519	4,716	2,609
Earnings (Deficiency):	$(51,442)	$120,711	$(135,009)	$(191,001)	$46,436	$94,353

Interest expense	$1,942	$3,414	$1,446	$973	$331	$155
Implied interest component of rent expense	1,184	3,154	5,348	5,546	4,385	2,454
Fixed charges:	$3,126	$8,568	$6,794	$6,519	$4,716	$2,609

Ratio of earnings to fixed charges	—	14.1	—	—	9.8	36.2

For the three months ended January 31, 2009 and for the years ended October 31, 2007 and 2006, the Company had earnings-to-fixed charges deficiencies of $51.4 million, $135.0 million and $191.0 million, respectively.

For purposes of computing this ratio, “earnings” consist of income before income taxes plus “fixed charges” and certain other adjustments. “Fixed charges” consist of interest incurred on all indebtedness and the implied interest component of the Company’s rent obligations.

There was no preferred stock outstanding for any of the periods shown above.  Accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends was identical to the ratio of earnings to fixed charges.